Exhibit

Exhibit Description

99.1	Announcement on 2013/08/26: To announce UMC will attend investor conferences on 2013/08/29

99.2	Announcement on 2013/08/27: To announce related materials related materials on disposal of Industrial Bank of Taiwan securities

99.3	Announcement on 2013/09/06: To announce UMC will attend investor conferences on 2013/09/12

99.4 Announcement on 2013/09/16: To announce related materials on acquisition of machinery and equipment
99.5 99.6	Announcement on 2013/09/24: To clarify news reported by Commercial Times on September 24, 2013 Announcement on 2013/09/10: August Revenue

99.7	Announcement on 2013/09/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce UMC will attend investor conferences on 2013/08/29

1.Date of the investor conference:2013/08/29

2.Time of the investor conference:15:30

3.Location of the investor conference:Bank of America Merrill Lynch Taipei Office

4.Brief information disclosed in the investor conference:

The Company will attend the “11th Asia Technology Tour”, held by Bank of

America Merrill Lynch.

5.The presentation of the investor conference release:

It will be the same as the investor conference on 2013/08/07.

6.Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7.Any other matters that need to be specified:None.

Exhibit 99.2

To announce related materials on disposal of Industrial Bank of Taiwan securities

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):

Common shares of Industrial Bank of Taiwan

2.Date of occurrence of the event:2013/08/27
3.Volume, unit price, and total monetary amount of the transaction:

trading volume:118,302,849 shares; unit price:$6.1 NTD; total amount:$721,647,379 NTD

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Tai-Hsuan Investment Co., Ltd., Ming Shan Investment Co., Ltd., Yi Chang Investment Co., Ltd.;

Not related party

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:

Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:

Not applicable

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):

Not applicable

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):

Gain of $24,843,598 NTD

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Based on contract; Not applicable

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

The decision making manner: Based on the Company’s Acquisition or Disposal of Assets Procedure;
The reference basis for the decision on price: Referring to latest market price and fairness opinion of securities analyst;

The decision-making department: chairman and chief executive officers’ offices

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

Volume:0 Common shares

Total Amount:$0 NTD

Shareholding percentage:0%

Status of any restriction of rights: Not applicable

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

ratio of total assets:11.41%

ratio of shareholder’s equity:16.85%;

the operational capital as shown in the most recent financial statement:$35,283,227 thousand NTD

13.Broker and broker’s fee:

None

14.Concrete purpose or use of the acquisition or disposition:

Financing operation

15.Net worth per share of company underlying securities acquired or disposed of:

$10.98 NTD

16.Do the directors have any objection to the present transaction?:

Not applicable

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:

No

18.Any other matters that need to be specified:

No

Exhibit 99.3

To announce UMC will attend investor conferences on 2013/09/12

1.Date of the investor conference:2013/09/12

2.Time of the investor conference:09:00

3.Location of the investor conference: Grand Hyatt Hotel,Taipei

4.Brief information disclosed in the investor conference:

The Company will attend the “Asian Technology Conference 2013”, held by
Credit Suisse and Taiwan Stock Exchange.

5.The presentation of the investor conference release:

It will be the same as the investor conference on 2013/08/07.

6.Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7.Any other matters that need to be specified:None.

Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2012/10/30~2013/09/16
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: a batch; average unit price: $527,968,002 NTD; total transaction price: $ 527,968,002 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD.; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.5

To clarify news reported by Commercial Times on September 24, 2013

1.Date of occurrence of the event:2013/09/24

2.Company name:UNITED MICROELECTRONICS CORP.

3.Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4.Reciprocal shareholding ratios:N/A

5.Name of the reporting media:Commercial Times, A1

6.Content of the report:

28nm Yield Improving UMC Secures Big Orders from Mediatek
Institutional Investors Predict 28nm Revenue to Reach 9% in 3Q’13,
with Net Profit from Foundry to Reach NT$2 Billion

7.Cause of occurrence:

The company would like to clarify that this article is purely media speculation.
The company’s policy is not to comment on specific customer information.

8.Countermeasures:None

9.Any other matters that need to be specified:None

Exhibit 99.6

September 10, 2013
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3)
Endorsements and guarantees 4) Financial derivative transactions for the period of July 2013.

1)	Sales volume (NT$ Thousand)

Period	Items	2013	2012	Changes	%
August	Net sales	10,998,405	10,354,681	643,724	6.22%
2013	Net sales	82,242,377	77,358,981	4,883,396	6.31%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) :

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,385,000	1,385,000	41,047,754
Note : On December 19, 2012, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,400 million.

4)	Financial derivatives transactions : None

Exhibit 99.7

United Microelectronics Corporation
For the month of August, 2013

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares pledged as of July 31, 2013	Number of shares pledged as of August 31, 2013	Changes

—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	July 31, 2013	August 31, 2013	Changes
—	—	—	—	—